Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the holders of common shares of BTQ Technologies Corp. (the "Company") will be held online at https://meetnow.global/MFA7TCZ on August 12, 2026 at 10:00 a.m. (Vancouver Time) for the following purposes:

1.

To receive the audited financial statements of the Company for the financial year ended December 31, 2025, the auditor’s report thereon and the management’s discussion and analysis for the financial year ended December 31, 2025;

2.	To fix the number of directors for the ensuing year at five (5);
3.	To elect directors of the Company for the ensuing year;
4.	To appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;
5.

To consider and, if deemed advisable, pass an ordinary resolution to reapprove the omnibus equity incentive plan of the Company, as is more particularly described in the accompanying Management Information Circular; and

6.	To transact any other business that may properly come before the meeting and any adjournment thereof.

The Company is conducting a virtual only Shareholders' meeting. Registered shareholders and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MFA7TCZ to participate, vote, or submit questions during the meeting's live webcast.

Accompanying this notice is the Management Information Circular. The Management Information Circular contains details of matters to be considered at the Meeting.

The Board of Directors has set June 23, 2026 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting.

These Meeting materials are being sent to both registered and beneficial/non-registered owners of common shares. If you are a beneficial or non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Whether or not you expect to attend the Meeting, please complete, date, sign and return the Proxy or voting instruction form at your earliest convenience. The Management Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice of Meeting.

If you are a registered shareholder and wish to have your vote counted, you will be required to complete, date, sign and return, in the envelope provided for that purpose, the accompanying Proxy for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received by our transfer agent, Computershare Trust

Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 (Attn: Proxy Department) by no later than 10:00 a.m. (Vancouver time) on August 10, 2026 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned or postponed. Alternatively, you may vote by telephone or via the internet following the instructions provided on the Proxy and the Management Information Circular.

If you are a beneficial holder and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates, please complete and return the voting instruction form provided to you in accordance with the instructions provided therein.

Dated at Vancouver, British Columbia, this 29th day of June, 2026.

BTQ TECHNOLOGIES CORP.

"Olivier Roussy Newton"

Olivier Roussy Newton
Director and CEO